ESQUIRE FINANCIAL HOLDINGS, INC.

100 Jericho Quadrangle, Suite 100
Jericho, New York 11753

October 11, 2018

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Registration Statement on Form S-3 (Registration No. 333-227725)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Time, on October 17, 2018, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew C. Sagliocca
Andrew C. Sagliocca
President and Chief Executive Officer
(Duly Authorized Representative)